SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 2)


                                   MAREX, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   566536 10 8
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                                 (CUSIP Number)

                                Mary P. McConnell
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                              Genmar Holdings, Inc.
                                 2900 IDS Center
                             80 South Eighth Street
                          Minneapolis, Minnesota 55402
                                 (612) 339-7600
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 8, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

Note. Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 3 Pages)

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CUSIP No. 566536 10 8                                     13D               Page 2 of 3 Pages
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========= ==========================================================================================================
1         NAMES OF REPORTING PERSON

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          GENMAR HOLDINGS, INC.

          IRS NO. 41-1778106
--------- ----------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         |_| (a)

                                                                    |_|  (b)
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3         SEC USE ONLY


--------- ----------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          WC
--------- ----------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

          |_|
--------- ----------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          STATE OF DELAWARE
-------------------------------------------- ------- ---------------------------------------------------------------
  NUMBER OF SHARES BENEFICIALLY OWNED BY     7       SOLE VOTING POWER
        EACH REPORTING PERSON WITH
                                                     153,846 shares
                                             ------- ---------------------------------------------------------------
                                             8       SHARED VOTING POWER

                                                     0
                                             ------- ---------------------------------------------------------------
                                             9       SOLE DISPOSITIVE POWER

                                                     153,846 shares
                                             ------- ---------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     0
--------- ----------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

          153,846 shares
--------- ----------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|
--------- ----------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.09%
--------- ----------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
========= ==========================================================================================================


This Amendment No. 2 ("Amendment No. 2") amends the statement of beneficial ownership on Schedule 13D ("Schedule 13D") filed on May 5, 2000, as amended, by Genmar Holdings, Inc. ("Genmar") with respect to its beneficial ownership of Common Stock, par value $.01 per share (the "Common Stock"), of Marex, Inc. (the "Issuer").

ITEM  5.  INTEREST IN SECURITIES OF ISSUER.

(a) On August 8, 2001, Genmar and the Issuer terminated their Strategic Relationship Agreement, dated as of April 26, 2000, and warrants to purchase up to an aggregate of 2,937,337 shares of the Issuer's Common Stock, which the Issuer had issued to Genmar in connection with the Strategic Relationship Agreement. The termination was effective as of June 30, 2001. As of the date hereof, Genmar owns of record and beneficially 20,000 shares of the Issuer's Preferred Stock. In addition, Genmar may be deemed to beneficially own 153,846 shares of Common Stock into which the shares of Preferred Stock are currently convertible. Both the number of shares of Common Stock into which shares of Preferred Stock are convertible and the conversion price are subject to adjustment. Upon the completion by the Issuer of an underwritten offering meeting certain criteria, all outstanding shares of Preferred Stock will convert automatically into shares of Common Stock.

As a result of the termination of the Strategic Relationship Agreement and the warrants, on August 9, 2001, Genmar ceased to be the beneficial owner of more than five percent (5%) of any equity security of the Issuer which is registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

(b) Genmar has the sole power to vote and the sole power to dispose of all shares of Common Stock beneficially owned by it.

(c) No person named in paragraph (a) above has effected a transaction in the Issuer's securities during the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the subject securities.

(e)  Not applicable.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

                            August 16, 2001

                           GENMAR HOLDINGS, INC.


                           By:  /s/ Mary P. McConnell
                              ----------------------------------------
                           Name:    Mary P. McConnell
                           Title:   Senior Vice President and General Counsel






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